Jaime L. Chase

+1 202 728 7096

jchase@cooley.com

March 27, 2019

David Plattner

Office of Healthcare & Insurance

Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Applied Therapeutics, Inc.
Amendment No. 1 to the Draft Registration Statement on Form S-1
Submitted March 8, 2019
CIK 0001697532

Ladies and Gentlemen:

On behalf of Applied Therapeutics, Inc. (“Applied” or the “Company”), the following information is in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 20, 2019 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to the Draft Registration Statement on Form S-1 confidentially submitted to the Commission on March 8, 2019 (“DRS Amendment No. 1”). Concurrently with the submission of this response letter, the Company is confidentially submitting Amendment No. 2 to the Company’s Draft Registration Statement on Form S-1 (“DRS Amendment No. 2”). [In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosure in DRS Amendment No. 2.]

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary

Our Pipeline, page 3

1.              We note your response to comment 2 and your revised pipeline table. We also note that you have extended the first arrow halfway into Phase 2, which seems inconsistent with your disclosure that the Phase 2/3 clinical trial is to be initiated later this year. Please revise for consistency or advise us why such revision is not necessary.

The Company acknowledges the Staff’s comment and advises the Staff that it believes the revised pipeline table is accurate as currently set forth on pages 3 and 78.  The Company recently evaluated AT-001 in a placebo-controlled Phase 1a/1b single ascending dose and multiple ascending dose clinical

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Page Two

trial in 80 type 2 diabetes patients. In February 2019, the Company submitted an amendment to the FDA to include an additional arm to the Phase 1a/1b clinical trial to evaluate efficacy of AT-001 over a 28-day treatment period in 30 patients with diabetic cardiomyopathy. As a result of this amendment, the trial was retitled as a Phase 1/2 clinical trial. A Phase 1/2 trial incorporates the elements of a Phase 1 trial, which is primarily directed to safety in volunteers, and a Phase 2 trial, which looks at initial indications of efficacy in the specific target patient population, in this case diabetic cardiomyopathy patients. Accordingly, the Company believes it is accurate to place the pipeline arrow in the middle of the Phase 2 column. The Company further advises the Staff that when it initiates the pivotal Phase 2/3 clinical trial of AT-001 for the treatment of diabetic cardiomyopathy (DbCM) in 2019, it will further extend the first arrow in the pipeline table to the start of the Phase 3 column.

Market and Industry Data, page 56

2.              We note your revised disclosure in response to comment 6 and reissue in part our prior comment.  The disclosure provides that information from industry publications and other third-party sources is inherently imprecise. This statement may imply an inappropriate disclaimer of responsibility with respect to such information. Please revise to state clearly that you are liable for such information or delete the statement.

In response to the Staff’s comment, the Company has deleted the statement on page 56 of DRS Amendment No. 2.

Certain Relationships and Related Party Transactions, page 140

3.              We note your disclosure here and on page F-27 regarding your second license agreement with Columbia University. In the Business section, please disclose the principal terms of this agreement or include a cross-reference to the description in the notes to the financial statements. Please also file this agreement as an exhibit or explain to us why such agreement is not required to be filed. Finally, please ensure that your disclosure regarding the two Columbia agreements is clear and consistent throughout the prospectus by, for example, using consistent defined terms to refer to the two agreements.

The Company acknowledges the Staff’s comments and advises the Staff that the Company analyzes each of its agreements for materiality when it enters into the agreement and periodically thereafter. Item 601(b)(10)(ii)(B) of Regulation S-K clarifies that if an agreement is such as ordinarily accompanies the kind of business conducted by the registrant, it will be deemed to be made in the ordinary course of business, and therefore not required to be filed, unless the agreement is, among other things, one “upon which the registrant’s business is substantially dependent.” With respect to the Company’s second license agreement with Columbia University relating to our PI3K inhibitor program (the “2019 Columbia License Agreement”), the Company has concluded that the 2019 Columbia License Agreement was made in the ordinary course of the Company’s business and that its business is not substantially dependent on the agreement, and accordingly, the Company has not filed this agreement as an exhibit under Item 601(b)(10) of Regulation S-K.  The Company has similarly not disclosed the terms of the agreement in its business section.

In considering the materiality of license agreements for purposes of the exhibit requirements under Item 601(b)(10) of Regulation S-K, the Company considers the following factors: (i) the impact on the

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Company’s business; (ii) the stage of development of the program; and (iii) the amount and timing of payments under the license agreement. The PI3K program is an early-stage preclinical oncology program and the Company has not made any payments pursuant to the 2019 Columbia License Agreement. In addition, the 2019 Columbia License Agreement does not fall within any of the enumerated categories under Item 601(b)(10)(ii)(B) of Regulation S-K that would disqualify it from the ordinary course exception.

The Company further acknowledges the Staff’s comment regarding consistent use of defined terms and advises the Staff that it has revised DRS Amendment No. 2 accordingly.

4.              Footnote 2 to the table on page 142 discloses that Mr. Ilyadzhanov has voting and investment power over the shares owned by E Squared Investment Fund, LLC. Please revise to disclose Mr. Ilyadzhanov’s full name and the basis on which he is a related person.  See Item 404(a) of Regulation S-K.

In response to the Staff’s comment, the Company has revised DRS Amendment No. 2 to disclose Mr. Ilyadzhanov’s full name and the basis on which he is a related person.

Principal Stockholders, page 145

5.              In the principal stockholder table on page 145, please disclose the names of the funds affiliated with E Squared Investment Fund, LLC that hold securities in the company. Please also disclose the name(s) of the natural person(s) that have ultimate voting or dispositive control over such securities.  See Item 403 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 145 of DRS Amendment No. 2 to revise the name of the principal stockholders and to disclose the name of the natural person that has ultimate voting or dispositive control over such securities.

Index to Financial Statements, page F-1

6.              We note the disclosure in the “Related Parties” section on page F-26 that describes the LaunchLabs Agreement. Please include this agreement in the “Certain Relationships and Related Party Transactions” section of the prospectus or advise us why such disclosure is not required.  See Item 404 of Regulation S-K.

The Company acknowledges the Staff’s comment and advises the Staff that the agreement (the “LaunchLabs Agreement”) with ARE-LaunchLabs NYC LLC (“Alexandria LaunchLabs”), a subsidiary of Alexandria Real Estate Equities, Inc. (“ARE Equities”), is not a related party transaction requiring disclosure pursuant to Item 404 of Regulation S-K. In making this determination the Company relied on the related party definition in the Instructions to Item 404(a).

Although the transaction is with a “related party” because a member of the Company’s board of directors is the founder and executive chairman of ARE Equities, neither the Company, Alexandria LaunchLabs, nor ARE Equities have, or are expected to have, a direct or indirect material interest in the LaunchLabs Agreement.  The LaunchLabs Agreement is a month-to-month lease for specified premises within the Alexandria LaunchLabs space that is terminable with 30 days’ notice. The total monthly cost to the Company for this lease is approximately $7,100. Accordingly, the Company

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Page Four

believes that there is no material interest in this agreement because the lease was entered into in the ordinary course of business and does not involve amounts that are material either to the Company, ARE-LaunchLabs or ARE Equities, is subject to competitive pressures, and neither Alexandria LaunchLabs nor the Company are required to enter into this lease pursuant to any other agreement, arrangement or understanding. The Company believes that this conclusion is supported by statements from the Commission, including in the adopting release (Amended Final Rule Release 33-8732A).

The Company respectfully submits that in light of the above, the Company does not believe the significance of this information to investors rises to the level of materiality that would require itemized disclosure under Item 404 of Regulation S-K, nor does the Company believe that from either a qualitative or a quantitative standpoint Alexandria LaunchLabs or ARE Equities have, or is expected to have, a direct or indirect material interest in the Company’s ordinary course arrangement with them.

*        *        *

Please contact me at (202) 728-7096, Div Gupta at (212) 479-6474 or Laura Berezin at (650) 843-5128 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Jaime L. Chase
Jaime L. Chase

cc:                                Shoshana Shendelman, Ph.D., Applied Therapeutics, Inc.

Les Funtleyder, Applied Therapeutics, Inc.

Div Gupta, Cooley LLP

Laura Berezin, Cooley LLP

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

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